Free Writing Prospectus (To the Prospectus dated February 10, 2009, the Prospectus Supplement dated February 10, 2009 and Index Supplement dated February 10, 2009)	Filed Pursuant to Rule 433 Registration No. 333-145845 June 30, 2009

$ 100% Principal Protected Notes due July 24, 2014 Linked to the Performance of the S&P 500® Index Medium-Term Notes, Series A, No. E-3394

Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC(Rated AA-/Aa3‡)

Initial Valuation Date:	July 21, 2009

Issue Date:	July 24, 2009

Final Valuation Date:	July 19, 2014*

Maturity Date:	July 24, 2014* (resulting in a term to maturity of approximately 60 months)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Reference Asset:	S&P 500® Index (the “Index”) (Bloomberg ticker symbol “SPX <Index>”)

Observation Dates:	Annually*, on the 21st of the month, starting from July 21, 2010 (the “1st Observation Date”) to and including the Final Valuation Date (the “5th Observation Date”).

Local Cap:	20.00%-25.00%** ** The actual Local Cap on the Notes will be set on the initial valuation date and will not be less than 20.00%.

Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment equal to the principal amount of your Notes plus the greater of (a) zero and (b) the principal amount of your Notes multiplied by the sum of the Annual Returns (which may be positive or negative) for each of the Observation Dates, calculated per $1,000 principal amount as follows:

$1,000 plus the greater of:

(a) zero and

Where,

Annual Return(i) = the lesser of (a) the Local Cap and (b) the Index Return;

N = 5 (representing the total number of years during the term of the Note); and

i = from 1 to N (representing each Observation Date)

Your principal is protected only if you hold the Notes to maturity.

Index Return:

The performance of the Index from and including one Observation Date to and including the following Observation Date, calculated as follows:

Where,

Closing Level(i) = closing level of the Index on the ith Observation Date;

Closing Level(i-1) = the closing level of the Index on the i-1th Observation Date;

provided that Closing Level(0) = the Initial Level; and

i = from 1 to N (representing each Observation Date)

Initial Level:	[—], the Index closing level on the initial valuation date.

Final Level:	The Index closing level on the final valuation date.

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06739J KH5 and US06739JKH58

‡	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA- by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc, and will be rated Aa3 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.
*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement, “Risk Factors” beginning on page IS-1 of the index supplement and “Selected Risk Considerations”beginning on page FWP-8 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission‡‡	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

‡‡	Barclays Capital Inc. will receive commissions from the Issuer equal to [TBD]% of the principal amount of the notes, or [$TBD] per $[1,000] principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. Accordingly, the percentage and total proceeds to Issuer listed herein is the minimum amount of proceeds that Issuer receives.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated February 10, 2009, the index supplement dated February 10, 2009, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, index supplement, information supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, index supplement, information supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated February 10, 2009, the index supplement dated February 10, 2009 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the information supplement and in “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023309/d424b3.htm

•	Index supplement dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023313/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

PROGRAM CREDIT RATING

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program, which is rated AA- by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc (“S&P”), and will be rated Aa3 by Moody’s Investor Services, Inc. (“Moody’s”). An AA- rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. An Aa3 rating by Moody’s indicates that the Program is currently judged by Moody’s to be an obligation of high quality and is subject to very low credit risk. The credit rating is a statement of opinion and not a statement of fact and is subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.

FWP–2

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the Annual Returns for hypothetical Index Returns ranging from -50.00% to 50.00% for any given Observation Date. The Index Returns and Annual Returns set forth below are for illustrative purposes only and may not be the actual Index Returns or Annual Returns applicable to holders of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Index Return	Annual Return
50.00%	20.00%
40.00%	20.00%
30.00%	20.00%
20.00%	20.00%
10.00%	10.00%
5.00%	5.00%
0.00%	0.00%
-5.00%	-5.00%
-10.00%	-10.00%
-20.00%	-20.00%
-40.00%	-40.00%
-50.00%	-50.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples set forth below are provided for illustration purposes only. The hypothetical terms do not represent the terms of an actual Note. The examples are hypothetical and do not purport to be representative of every possible scenario concerning increases or decreases in the levels of the Index. We cannot predict the closing levels of the Index on the Observation Dates or over the term of the Note. The following examples set forth a sampling of hypothetical maturity payments based upon a $1,000 investment in the Notes and they assume that the investor purchases $1,000 principal amount of Notes on the Initial Valuation Date, holds the Notes to maturity, and no Market Disruption Events occur during the term of the Notes. The following examples, along with the tables below, also assume a Local Cap of 20% and an Initial Level of 927.23.

As demonstrated by the examples below:

•	The Note holder will not benefit from Index Returns above the Local Cap whereas there is no limit to the size of any negative Index Returns.

•	Positive Annual Returns can be partially or entirely offset by negative Annual Returns.

•

It is possible that the sum of the Annual Returns will be less than the performance of the Index as measured by the percentage change between the Initial Level and the closing level on the Final Valuation Date.

•	It is possible that the sum of the Annual Returns could be equal to or less than zero even though the closing level on the Final Valuation Date is greater than the Initial Level.

Example 1: The level of the Index both increases and decreases over the term of the Notes (as measured on annual Observation Dates), one of the positive Index Returns is subject to the Local Cap, and the closing level of the Index on the Final Valuation Date is greater than the Initial Level.

Observation Date (N)	Closing Leveli-1	Closing Leveli	Index Return	Annual Return
1	927.23	973.59	5.00%	5.00%
2	973.59	924.91	-5.00%	-5.00%
3	924.91	832.42	-10.00%	-10.00%
4	832.42	1248.63	50.00%	20.00%
5	1248.63	998.90	-20.00%	-20.00%
* Local Cap triggered			Sum:	-10.00%

FWP–3

Step 1: For each Observation Date, calculate the Index Return as follows:

Where,

Closing Leveli = closing level of the Index on the ith Observation Date;

Closing Leveli-1 = the closing level of the Index on the i-1th Observation Date;

provided that Closing Level0 = the Initial Level; and

i = from 1 to N (representing each Observation Date)

Step 2: For each Observation Date, calculate the Annual Return as follows:

Annual Returni = the lesser of (a) the Local Cap and (b) the Index Return

Where,

i = from 1 to N (representing each Observation Date)

Step 3: Calculate the sum of the Annual Returns as follows:

Where,

N = 5 (representing the total number of years during the term of the Note)

Step 4: Calculate the Payment at Maturity as follows:

$1,000 plus the greater of:

(a) zero and

Because the sum of the Annual Returns for the 5 Observation Dates is equal to or less than 0, you will receive the principal amount of your Note. Your return on investment in Example 1 would be 0%.

Example 2: The level of the Index both increases and decreases over the term of the Notes (as measured on annual Observation Dates), none of the positive Index Returns are subject to the Local Cap, and the closing level of the Index on the Final Valuation Date is greater than the Initial Level.

Observation Date (N)	Closing Leveli-1	Closing Leveli	Index Return	Annual Return
1	927.23	973.59	5.00%	5.00%
2	973.59	1070.95	10.00%	10.00%
3	1070.95	1017.40	-5.00%	-5.00%
4	1017.40	1068.27	5.00%	5.00%
5	1068.27	1014.86	-5.00%	-5.00%
* Local Cap triggered			Sum:	10.00%

Step 1: For each Observation Date, calculate the Index Return as follows:

Where,

Closing Leveli = closing level of the Index on the ith Observation Date;

Closing Leveli-1 = the closing level of the Index on the i-1th Observation Date;

provided that Closing Level0 = the Initial Level; and

i = from 1 to N (representing each Observation Date)

FWP–4

Step 2: For each Observation Date, calculate the Annual Return as follows:

Annual Returni = the lesser of (a) the Local Cap and (b) the Index Return

Where,

i = from 1 to N (representing each Observation Date)

Step 3: Calculate the sum of the Annual Returns as follows:

Where,

N = 5 (representing the total number of years during the term of the Note)

Step 4: Calculate the Payment at Maturity as follows:

$1,000 plus the greater of:

(a) zero and

Because the sum of the Annual Returns for the 5 Observation Dates is greater than 0, you will receive the principal amount of your Note plus the principal amount of your Notes multiplied by the sum of the Annual Returns for each of the Observation Dates, calculated as follows:

$1,000 + ($1,000 x 10%) = $1,000 + $100 = $1,100.00.

Your return on investment in Example 2 would be 10%.

Example 3: The level of the Index increases over the term of the Notes (as measured on annual Observation Dates), some of the positive Index Returns are subject to the Local Cap, and the closing level of the Index on the Final Valuation Date is greater than the Initial Level.

Observation Date (N)	Closing Leveli-1	Closing Leveli	Index Return	Annual Return
1	927.23	973.59	5.00%	5.00%
2	973.59	1022.27	5.00%	5.00%
3	1022.27	1073.38	5.00%	5.00%
4	1073.38	1341.73	25.00%	20.00%
5	1341.73	1610.08	20.00%	20.00%
* Local Cap triggered			Sum:	55.00%

Step 1: For each Observation Date, calculate the Index Return as follows:

Where,

Closing Leveli = closing level of the Index on the ith Observation Date;

Closing Leveli-1 = the closing level of the Index on the i-1th Observation Date;

provided that Closing Level0 = the Initial Level; and

i = from 1 to N (representing each Observation Date)

Step 2: For each Observation Date, calculate the Annual Return as follows:

Annual Returni = the lesser of (a) the Local Cap and (b) the Index Return

Where,

i = from 1 to N (representing each Observation Date)

FWP–5

Step 3: Calculate the sum of the Annual Returns as follows:

Where,

N = 5 (representing the total number of years during the term of the Note)

Step 4: Calculate the Payment at Maturity as follows:

$1,000 plus the greater of:

(a) zero and

Because the sum of the Annual Returns for the 5 Observation Dates is greater than 0, you will receive the principal amount of your Note plus the principal amount of your Notes multiplied by the sum of the Annual Returns for each of the Observation Dates, calculated as follows:

$1,000 + ($1,000 x 55%) = $1,000 + $550 = $1,550.00

Your return on investment in Example 3 would be 55%.

Example 4: The level of the Index decreases over the term of the Notes (as measured on annual Observation Dates), and the closing level of the Index on the Final Valuation Date is less than the Initial Level.

Observation Date (N)	Closing Leveli-1	Closing Leveli	Index Return	Annual Return
1	927.23	880.87	-5.00%	-5.00%
2	880.87	836.83	-5.00%	-5.00%
3	836.83	753.14	-10.00%	-10.00%
4	753.14	677.83	-10.00%	-10.00%
5	677.83	643.94	-5.00%	-5.00%
			Sum:	-35.00%

Step 1: For each Observation Date, calculate the Index Return as follows:

Where,

Closing Leveli = closing level of the Index on the ith Observation Date;

Closing Leveli-1 = the closing level of the Index on the i-1th Observation Date;

provided that Closing Level0 = the Initial Level; and

i = from 1 to N (representing each Observation Date)

Step 2: For each Observation Date, calculate the Annual Return as follows:

Annual Returni = the lesser of (a) the Local Cap and (b) the Index Return

Where,

i = from 1 to N (representing each Observation Date)

Step 3: Calculate the sum of the Annual Returns as follows:

Where,

N = 5 (representing the total number of years during the term of the Note)

FWP–6

Step 4: Calculate the Payment at Maturity as follows:

$1,000 plus the greater of:

(a) zero and

Because the sum of the Annual Returns for the 5 Observation Dates is equal to or less than 0, you will receive the principal amount of your Note. Your return on investment in Example 4 would be 0%.

SELECTED PURCHASE CONSIDERATIONS

•

Market Disruption Events and Adjustments—The final valuation date, the maturity date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices” with respect to the reference asset; and

•	For a description of further adjustments that may affect the reference asset, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index”.

•

Appreciation Potential—The Notes provide the opportunity to enhance equity returns up to the Local Cap on the Notes of 20.00%, or a maximum additional payment of $200 for every $1,000 principal amount Note. The actual Local Cap on the Notes will be set on the initial valuation date and will not be less than 20.00%. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Preservation of Capital at Maturity—You will You will receive at least 100% of the principal amount of your Notes if you hold your Notes to maturity, regardless of the performance of the index. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Diversification Among U.S. Equities of the S&P 500® Index—The return on the Notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “Non Proprietary Indices—Equity Indices— S&P 500® Index” in the Index Supplement.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement. In addition, this discussion applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different.

The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the Notes in this free writing prospectus is materially correct. The Notes should be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. Except as otherwise noted, the discussion below assumes that the Notes will be treated as such. If you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of the notes over their term based on the comparable yield for the notes and pay tax accordingly, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the notes will be taxed as ordinary interest income and any loss you may realize on the sale or maturity of the notes would generally be ordinary loss to the extent of the interest you previously included as income in respect of the notes and thereafter would be capital loss.

If, on a day that is more than 6 months before the maturity date, it becomes mathematically impossible for a Note to pay more than $1,000 upon its maturity, holders should not have to continue accruing interest on the Notes and applicable Treasury regulations provide that holders should adjust the prior interest inclusions in respect of their Notes over the remaining term for the Notes in a reasonable manner. Although not entirely clear, we think it would be reasonable for an initial holder of the Notes to make such adjustments by (i) recognizing a net ordinary loss equal to any interest previously accrued on the Notes and (ii) not accruing any additional interest over the term of the Notes. Thereafter, the Notes will not be treated as contingent payment debt obligations and any gain or loss you recognize from a subsequent sale of the Notes should generally be characterized as capital gain or loss.

For a further discussion of the tax treatment of your Notes, including information regarding obtaining the comparable yield for your notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

FWP–7

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the basket components. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”; and

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”.

In addition to the risks described above, you should consider the following:

•

Your Maximum Gain on the Notes Is Limited to the Local Cap—If the final price is greater than the initial price, for each $1,000 principal amount Note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Local Cap multiplied by the principal amount. The actual Local Cap on the Notes will be set on the initial valuation date.

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the Notes;

•	the dividend rate on the common stocks underlying the Index;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following table sets forth the high and low intraday levels of the Index, as well as end-of-quarter closing levels of the Index, during the quarter indicated below. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification. These historical data on the Index are not necessarily indicative of the future performance of the Index or what the value of Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time during the term of the Notes.

FWP–8

Quarter/Period Ending	Quarter High	Quarter Low	Quarterly Close
June 30, 2003	1015.33	847.85	974.5
September 30, 2003	1040.29	960.84	995.97
December 31, 2003	1112.56	995.97	1111.92
March 31, 2004	1163.23	1087.06	1126.21
June 30, 2004	1150.57	1076.32	1140.84
September 30, 2004	1140.84	1060.72	1114.58
December 31, 2004	1217.33	1090.19	1211.92
March 31, 2005	1229.11	1163.69	1180.59
June 30, 2005	1219.59	1136.15	1191.33
September 30, 2005	1245.86	1183.55	1228.81
December 30, 2005	1275.8	1168.2	1248.29
March 31, 2006	1310.88	1245.74	1294.83
June 30, 2006	1326.7	1219.29	1270.2
September 29, 2006	1340.28	1224.54	1335.85
December 29, 2006	1431.81	1327.1	1418.3
March 30, 2007	1461.57	1363.98	1420.86
June 29, 2007	1540.56	1416.37	1503.35
September 30, 2007	1555.9	1370.6	1526.75
December 31, 2007	1576.09	1406.1	1468.36
March 31, 2008	1471.77	1256.98	1322.7
June 30, 2008	1440.24	1272	1280
September 30, 2008	1313.15	1106.42	1166.36
December 31, 2008	1167.03	741.02	903.25
March 31, 2009	943.85	666.79	797.87
June 29, 2009*	927.99	916.18	927.23

*	High, low and closing prices are for the period starting April 1, 2009 and ending June 23, 2009.

The following graph sets forth the historical performance of the Index based on the daily Index closing level from January 7, 2001 through June 29, 2009. The Index closing level on June 29, 2009 was 927.23.

We obtained the Index closing levels below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the final valuation date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

FWP–9

Delivery of the Notes of a particular series may be made against payment for the Notes more than three business days following the pricing date for those Notes (that is, a particular series of Notes may have a settlement cycle that is longer than “T+3”). For considerations relating to an offering of Notes with a settlement cycle longer than T+3, see “Plan of Distribution” in the prospectus supplement.

FWP–10